EXHIBIT (C)(3)

HIA, INC.

Valuation of Common Stock

July 2005

Confidential

Table of Contents

Engagement Purpose

Company Overview

Historical Performance

Common Stock

Valuation

Conclusion

Appendix A:  Comparable Public Company Descriptions

Appendix B:  WACC Calculation

Table of Figures

Figure 1:  Historical Financial Performance

Figure 2:  Balance Sheet Summary

Figure 3:  Summary of Recent Results

Figure 4:  Common Shares Outstanding

Figure 5:  Historical Trading Summary

Figure 6:  Insider Ownership

Figure 7:  Option Activity

Figure 8:  Fully Diluted Shares Outstanding - 5/31/2005

Figure 9:  Control Premium Data

Figure 10:  Calculation of Size Discounts

Figure 11:  Quarterly Financial Summary

Figure 12:  HIA, Inc. Adjusted Balance Sheet

Figure 13:  Comparable Public Company Financial Data

Figure 14:  Comparable Public Company Trading Multiples

Figure 15:  Application of Size and Illiquidity Discounts

Figure 16:  Comparable Public Company Summary Valuation

Figure 17:  Precedent Transactions Summary Details

Figure 18:  Precedent Transactions Summary Valuation

Figure 19:  Supplementary Precedent Transactions Summary Valuation

Figure 20:  Five Year Projection Model

Figure 21:  Discounted Cash Flow Summary Valuation

Figure 22:  Liquidation / Book Value Valuation Methodology

Figure 23:  Summary of Valuation Methodologies

Engagement Purpose

HIA, Inc. (“HIA” or the “Company”) has requested that St. Charles Capital, LLC (“St. Charles”) determine the fairness, from a financial point of view, of the purchase by HIA of fractional shares of its common stock from its shareholders following a planned reverse split.  HIA has proposed a $0.60 per share purchase price for its repurchase of the fractional shares, and St. Charles has undertaken the task of examining the fair market value of a single share of HIA’s common stock in order to determine the fairness, from a financial point of view, of the cash-out of fractional shares associated with the proposed reverse split.

Company Overview

History and Overview – HIA was incorporated in 1974.  The Company is a holding company with all of its business conducted through its wholly owned subsidiary, CPS Distributors, Inc. (“CPS”). Through CPS, the Company distributes turf irrigation equipment and commercial, industrial and residential well pumps and equipment on a wholesale basis.  CPS also has sales and service engineers who provide technical support and assistance to customers in developing systems specifically tailored to the customers' needs.

The Company acquired CPS, headquartered in Denver, Colorado, in February 1984.  CPS serves customers in the Rocky Mountain region in five states consisting of Colorado, Wyoming, New Mexico, Kansas and Nebraska.  CPS carries a variety of brand name products, including pumps and water systems, water conditioning equipment, pump and well accessories, pipe valves and fittings and sprinkler system equipment.  The Company’s sales for turf irrigation equipment represented approximately 92% of net sales for 2004, approximately 90% of net sales for 2003 and approximately 90% of net sales for 2002.  The remainder of the Company’s sales were comprised of industrial, commercial and residential pumps.

Customers and Suppliers -  CPS's customers include contractors, dealers and municipalities with the majority of sales derived from contractors.  The Company believes neither its aggregate sales nor those of any of its business units are concentrated in or materially dependent upon any single customer or small group of customers.

The Company purchases approximately 20% of its product volume from one manufacturer.  However, the products purchased can be obtained from other competing manufacturers.

Competition - The Company operates in a highly competitive market. Many manufacturers have abandoned the exclusive relationships with their distributors, and as a result, the Company is competing with other wholesalers of the same products.   Most manufacturers have also abandoned pricing based on volume buying and are now using a pricing system based on the percentage of purchases over the previous years' business.  This change allows smaller wholesalers to buy at the same price levels as the larger wholesalers.  Therefore, a mid-to-large sized wholesaler such as CPS no longer has a price advantage based on discounts related to its larger-volume purchases.

CPS has seven major competitors in its market area for turf and irrigation equipment and six major competitors in its market area for industrial, commercial and residential pumps and equipment.  It is estimated by management that CPS has over 15% of the total market in Colorado for residential pumps and over 38% of the total market in Colorado for turf and irrigation equipment.

Management believes CPS has an established reputation as a distributor of quality product lines such as Rainbird, Hunter, Lasco, Febco and Franklin.  CPS competes primarily on service and, to a lesser extent, on price, quality and reliability of products, technical services and availability of products.   Going forward, management believes that the Company will be forced to compete almost exclusively on customer service and quality of product due to increased competition in the local market and to the pricing issues outlined above.

Seasonality - Quotation activity is especially intense in the winter and spring months (December to April) when contracts are reviewed and eventually awarded for spring or summer construction.  Since approximately 92% of CPS's business is composed of turf and irrigation products, its sales are concentrated from March to October and are therefore seasonal in nature.

Market Conditions - CPS's line of products has changed in response to the supply and demand forces of the marketplace.  The management of CPS believes that its two divisions (i.e., turf and irrigation equipment and industrial, commercial and residential pumps and equipment) reduce the cyclicality of sales and earnings that would otherwise be affected by product line shifts caused by economic and demographic changes.  The Company is, however, subject to the ups and downs of the overall construction activity in the Rocky Mountain region.

The continued drought in the Rocky Mountain region has created some pressing issues for the irrigation and landscape industry, and will continue to do so during the next few years. The drought has forced municipal water suppliers and government agencies to restrict water usage, especially for domestic landscape and irrigation purposes.  The desire of homeowners and businesses to maintain lush lawns and expansive gardens will be in direct conflict with conservation measures dictated by these public and private organizations. This conflict will remain until the drought conditions recede or are eliminated.

Management believes that drought conditions and resulting water restrictions may continue for the next few years and as such, the market for its products will be reduced, although not significantly.   A 10% to 20% reduction in sales would not necessarily place the Company in a substantially negative financial condition.  The Company has flexibility within its expense structure to accommodate such a decline without incurring significant losses.  However, declines in excess of those amounts would necessarily cause the Company to reorganize its operations and possibly even its strategic direction.  The Company, at this time, does not think that these kinds of drastic measures will need to be put into place.

In contrast, general conservation measures could be a positive event for the industry, particularly when considering the business generated by homeowners desiring to modify their existing irrigation and landscape systems to make them more drought tolerant.  Consumer education required to make these changes in planning using creative landscape techniques is not new to the industry, particularly in the dry Southwest region of the country.  Colorado, in particular, and its governmental representatives (in addition to conservation methods) are looking at increasing water supplies through the addition of new dams and making existing dams and reservoirs larger and more efficient.  HIA’s employees are diligently working with government agencies and trade organizations to insist that changes in policy are made in a positive manner with the clear intent of continuing the vitality and prosperity of CPS’s industry.

Historical Performance

Over the past five fiscal years, HIA has had minimal revenue growth but has managed to steadily increase earnings due to tighter cost control.  For the FY2000 – FY2004 period, HIA’s revenues, EBIT, and net income grew at compound annual growth rates of 1.04%, 5.51%, and 20.95%, respectively.  During this same time period, HIA steadily increased its gross, operating and net margins.

Figure :  Historical Financial Performance

HIA’s principle current asset is its inventories.  The company carries very little cash on its balance sheet, averaging only $3,000 to $4,000 historically.  The large increase in PP&E, the increase in the Company’s outstanding balance on its line of credit and the increase in long term debt are all the result of its construction of a new headquarters facility.  As described in the following section, the debt and equity effects of the new facility are excluded for valuation purposes.

Figure :  Balance Sheet Summary

For the twelve months ended May 31, 2005, HIA grew revenues at a 4.2% annual rate.  Much of this year-over-year increase is attributable to an increase in first half 2005 sales over first half 2004 sales of $1.79 million due to increased sales under customer incentive programs and some unusually large commercial jobs.  The company experienced a decrease in its gross margin for the LTM period due to competitive pricing pressures and increased trade discounts extended to customers during the first half of 2005.  For both the LTM period and the fiscal second quarter, HIA experienced decreasing operating and net margins driven partially by the declining gross margins and increasing interest expense.

Figure :  Summary of Recent Results

Common Stock

As of May 31, 2005, the Company had 9,296,975 shares of common stock outstanding.  The figure below shows HIA’s shares outstanding at each of the past three fiscal year-ends and at May 31, 2005.

Figure :  Common Shares Outstanding

The principal market on which HIA’s common stock is traded is the over-the-counter market.  Although at least one market maker continues to quote prices for HIA’s common stock, the Company is not aware of any established public trading market for its common stock since June 6, 1986.  Figure 5 on the following page details HIA’s trading history from January 2002 through July 18, 2005.

Figure :  Historical Trading Summary

September 15, 2003: HIA announces Tender Offer for up to 1,000,000 shares at $.50, expiring October 13, 2003
Volume
Share Price
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
1/1/02
3/22/02
6/10/02
8/29/02
11/17/02
2/5/03
4/26/03
7/15/03
10/3/03
12/22/03
3/11/04
5/30/04
8/18/04
11/6/04
1/25/05
4/15/05
7/4/05

Source: Capital IQ

The company’s common stock has traded at an average price per share of $0.50 for the 52 week period ended July 18, 2005.  The stock reached a high of $0.75 on October 6, 2004, but immediately traded at $0.57 the following day.  The most recent 52 week average price is significantly higher than the level at which the security has historically traded, and is the direct result of HIA’s $0.50 per share tender offer and subsequent repurchase of shares in September of 2003 and October 2003, respectively.  Prior to this event, the stock traded at an average price of $0.20 in the 21 months leading up to the offer date.  The trading volume for HIA’s shares is extremely light, with market value of average daily trading volume in 2005 of approximately $450.

The approximate number of holders of record of HIA’s common stock as of November 30, 2004 was 765. As of November 30, 2004, three members of the board held 76.4% of the fully diluted outstanding shares as shown in the figure below.

Figure :  Insider Ownership

HIA has never declared any dividends with respect to its common stock. The Company is currently restricted from paying cash dividends under its existing line-of-credit agreement.

On January 9, 2004, the Board of Directors granted common stock options to the officers of the Company and 3 senior managers to purchase a total of 750,000 shares of treasury stock at $.50 per share to expire December 31, 2005.  The table below shows HIA’s historical option activity for the fiscal years ended 2002, 2003 and 2004.

Figure :  Option Activity

	Number of Shares	Exercise Price Per Share	Weighted Average Exercise Price Per Share
Outstanding at December 1, 2001	1,210,000	$ .20 - .30	$ .23
Granted	-	-	-
Exercised	(155,000)	.30	.30
Expired	(10,000)	-	-
Outstanding at November 30, 2002	1,045,000	.20 - .30	.23
Granted	-	-	-
Exercised	(874,000)	.20 - .30	.22
Expired	(171,000)	-	-
Outstanding at November 30, 2003	-	-	-
Granted	750,000.50		.50
Exercised	-	-	-
Expired	-	-	-
Outstanding at November 30, 2004	750,000	$ .50	$ .50

During the fiscal first quarter of 2005, the Company issued 25,000 shares of common stock (total price of $12,500) to a key manager as part of the stock options issued on January 9, 2004.  As a result of this transaction, there were 725,000 shares of stock options outstanding at May 31, 2005.  Taking into account these shares, the fully diluted amount of common shares outstanding as of May 31, 2005 was 10,021,975 as depicted below.

Figure :  Fully Diluted Shares Outstanding - 5/31/2005

Valuation

In determining the fair value of a share of HIA, Inc. common stock, St. Charles examined numerous materials and conducted research on many topics including:

•

Examined HIA, Inc. annual and interim reports on file with the SEC.  These included 10K annual reports for fiscal years 2003 and 2004 and 10Q quarterly reports for each quarter in 2004 and fiscal first and second quarters of 2005

•

Researched the historical stock price and volume of the shares of HIA common stock

•

Examined relevant precedent merger and acquisition transactions involving companies similar to HIA

•

Conducted interviews with HIA management regarding the Company’s business outlook and financial projections

•

Reviewed research on appropriate adjustments for control, size and illiquidity

•

Examined the financials of comparable public companies

•

Examined the historical price and trading data of comparable public companies

•

Toured the Company’s new headquarter facility

St. Charles valued the shares of HIA’s common stock using the following methodologies:

1.

Comparison to values being paid for comparable publicly traded companies

2.

Comparison to values being paid for the acquisition of companies with similar financial characteristics and who are in similar industries

3.

Comparison to values being paid for the acquisition of companies with similar margins and of similar size

4.

Discounted cash flow analysis of HIA's projected forward results

5.

Analysis of the liquidation / book value of the Company

6.

Examination of the historical level at which HIA’s common stock has been valued in the open market

Special Issues

•

Scope of Valuation – St. Charles has been hired to value HIA on a single share basis.

•

Valuation Adjustments – In utilizing the different valuation approaches, careful consideration was given to the appropriate use of each methodology in the valuation of HIA’s common stock on a single share basis.  To this end, St. Charles has applied, where appropriate, adjustments to account for the fact that we are valuing HIA on a non-control basis and for the fact that the Company’s stock is relatively illiquid when compared to its public comparable group.  St. Charles has based all adjustments on our professional judgment and on empirical evidence and studies.

-

Removal of Control Premium – In the instances where the valuation methodologies produce a value associated with the ownership of a controlling interest, St. Charles has applied an adjustment to more accurately reflect the value associated with holding a non-controlling ownership interest.  Specifically, an adjustment of (17.6%) is applied to the precedent transaction methodology to adjust for the fact that the precedent M&A transactions used by St. Charles represent values paid for a controlling interest in each company.  Figure 9 below details the manner in which St. Charles calculated the adjustment for lack of control, using the median 21.4% control premium that was paid in 2004 for companies smaller than $25 million in size.

Figure :  Control Premium Data

-

Discount for illiquidity - In order to adjust for the fact that HIA’s stock is less liquid than that of its comparable public companies, a discount for illiquidity was applied to the comparable public company valuation methodology. The illiquidity discount is based on analysis of the discount at which restricted shares of publicly traded companies trade in comparison to their freely traded equivalent shares.  St. Charles has applied a discount of 10% to the public comparable public company valuation methodology.  The 10% discount is based on two restricted stock studies performed by Columbia Financial Advisors, as cited by Business Valuation Resources.  Although HIA’s stock is not restricted, the very limited trading volume of the security results in limited liquidity akin to restricted stock.  In these studies, it was found that restricted shares trade at median discounts of 14% and 9%.  A value at the lower end of the observed range was chosen due to the fact that some of the comparable companies are themselves relatively illiquid, although not to the same extent as HIA, and for the fact that HIA’s shares can be traded at the current time, though in very limited amounts.

-

Size Discount - Several of the comparable public companies used for valuation purposes are significantly larger than HIA.  To more accurately reflect the valuation associated with a company of HIA’s size, St. Charles has applied size discounts on a company by company basis to the multiples of the comparable companies.  Figure 10 below details the data used by St. Charles in the determination of appropriate size discounts.

      Figure :  Calculation of Size Discounts

•

Seasonality – HIA’s business is quite seasonal in nature when compared to the companies used for comparative purposes.  For the full year-ended November 30, 2004, approximately 70% of the Company’s revenues and over 100% of its net income was earned during the second and third fiscal quarters.  The seasonal nature of HIA’s business adds additional risk, as it shortens the Company’s selling season and leads to volatile cash flows.  Figure 11 below illustrates the seasonal nature of HIA’s business.  No discount for seasonality has been incorporated into the valuation analysis.

Figure :  Quarterly Financial Summary

•

Purchase of Property - On April 13, 2004 the Company entered into a contract with a construction management company to design and build its new corporate and warehouse facility. The new structure, which was completed in April of 2005, is built on 8.27 acres of land located in the north-central part of metropolitan Denver. The facility consists of 45,000 square feet of offices and warehouse space. The cost, including land, is approximately $4,241,000. The Company secured financing on the proposed building and site through Wells Fargo Bank based upon a completed appraisal of $3,800,000. The mortgage was closed on April 29, 2005 in the amount of $3,040,000.  The terms of the permanent loan are: maximum 80% loan to value, 15 year fixed principal-plus-interest amortization and a 6.6% interest rate for the life of the loan.

The Company purchased the land for the new facility on September 3, 2004 for $855,000 plus financing and closing costs of approximately $24,000.

For purposes of valuing HIA’s common stock on a single share basis, St. Charles has ignored the debt and equity effects of the Company’s recent property and facility acquisition.  Although the acquisition of land and facility represents a tangible asset that adds value to the Company, the financial benefits from an operating standpoint have not yet been realized or reflected in HIA’s results of operations.  Because of this, taking into consideration the large amount of debt incurred as a result of the property and facility acquisition would be unfairly punitive from a valuation standpoint.

Adjustments have been made to HIA’s year-end and fiscal second quarter 2005 balance sheet to remove the effects of the purchase of land and the financing of the new construction.  Figure 12 below shows the Company’s fiscal first and second quarter 2005 balance sheets on an as-reported and Pro Forma basis.

Figure :  HIA, Inc. Adjusted Balance Sheet

($ in 000's)	February 28, 2005 Reported	Adjustments	Pro Forma	May 31, 2005 Reported	Adjustments	Pro Forma
Cash	$3		$3	$5		$5
Accounts Receivable, net	$3,904		$3,904	$6,809		$6,809
Inventories	$6,333		$6,333	$6,378		$6,378
Other Current Assets	$339		$339	$306		$306
TOTAL CURRENT ASSETS:	**$10,579**		**$10,579**	**$13,498**		**$13,498**
PP&E						
Land	$869	($869)	$0	$868	($868)	$0
Construction in Progress	$2,261	($2,261)	$0	$0		$0
Equipment	$1,127		$1,127	$1,077		$1,077
Leasehold Improvements	$415		$415	$390		$390
Building and Improvements	$0		$0	$3,373	($3,373)	$0
Accumulated Depreciation	($1,299)		($1,299)	($1,328)	$22	($1,306)
PP&E, net	**$3,373**		**$243**	**$4,380**		**$161**
Goodwill, net	$1,151		$1,151	$1,151		$1,151
Non-compete agreement, net	$64		$64	$60		$60
Other Long-Term Assets	$492		$492	$171		$171
TOTAL ASSETS:	**$15,659**		**$12,529**	**$19,260**		**$15,041**
Construction Loan	$2,222	($2,222)	$0	$0		$0
Current maturities of long term debt	$124		$124	$329	($205)	$124
Current maturities of capital leases	$0		$0	$31		$31
Accounts Payable	$3,320		$3,320	$3,580		$3,580
Other Current Liabilities	$622		$622	$1,498		$1,498
TOTAL CURRENT LIABILITIES:	**$6,288**		**$4,066**	**$5,438**		**$5,233**
Revolving Credit Facility	$3,442	($908)	$2,534	$4,382	($1,179)	$3,203
Long-Term Debt	$492		$492	$3,341	($2,835)	$506
TOTAL LIABILITIES:	**$10,222**		**$7,092**	**$13,161**		**$8,942**
TOTAL EQUITY:	**$5,437**		**$5,437**	**$6,099**		**$6,099**
TOTAL LIABILITIES AND EQUITY:	**$15,659**		**$12,529**	**$19,260**		**$15,041**
Total Debt	**$4,058**		**$3,150**	**$8,083**		**$3,864**

Comparable Public Company Analysis

The first valuation methodology used by St. Charles to value the common stock of HIA was to examine the valuations of comparable publicly traded companies.  The companies shown in Figures 13 and 14 below were chosen for their comparable business models, similar industry classification, and their comparable level of growth and profitability.  A full description of each company is included in appendix A.

Figure :  Comparable Public Company Financial Data

Figure :  Comparable Public Company Trading Multiples

Figure 15 summarizes the application of size discounts and illiquidity discounts to HIA’s comparable group. Size discounts were applied on a company by company basis, while an illiquidity discount was applied to the group as a whole.

Figure :  Application of Size and Illiquidity Discounts

Figure 16 summarizes the comparable public company valuation methodology for HIA.  Applying the adjusted comparable public company multiples to HIA’s latest twelve months financials yields a per-share valuation range of $0.35 to $0.42 and an average per-share valuation of $0.38 for HIA’s common stock.

Figure :  Comparable Public Company Summary Valuation

Precedent Transaction Analysis

A second approach to valuation that was used was the examination of the actual values paid in the acquisition of companies similar to HIA.  St. Charles obtained financial and valuation information on transactions involving wholesale and distribution companies that were comparable to HIA in size and profitability.  Figure 17 on the following page summarizes these transactions and their corresponding valuation multiples and financial details.

Figure :  Precedent Transactions Summary Details

Source:  Business Valuation Resources.  Transactions involving wholesale and distribution companies with the following characteristics: transaction data was available, transaction size between $1 MM and $10 MM, EBIT margin between 2% and 10%, announced between 1/1/2002 and YTD 2005.

Figure 18 summarizes the precedent transaction valuation methodology for HIA using the multiples from figure 17.   Using an adjustment of (17.6%) to remove the control premium inherent in each transaction and applying these adjusted multiples to HIA’s latest twelve months financials yields a per-share valuation range of $0.25 to $0.82 and an average per-share valuation of $0.54.

Figure :  Precedent Transactions Summary Valuation

As seen in figure 17, St. Charles’ search of recent deals involving distribution companies in the $1 MM to $10 MM range returned transactions skewed towards the lower level of the range (median enterprise value of $3.025 million).  Because of this, we also looked at a broader range of recent deals in the $3 MM to $10 MM range to ensure that our data set was not understating the multiples that would likely be paid for a company of HIA’s size.  A summary of this additional search and its resulting valuation is presented below in Figure 19.  The results of the additional transaction search confirm that, for a company of HIA’s size and profitability, the multiples that resulted from our precedent transactions group accurately reflect the valuation that HIA would receive in an M&A transaction.  Applying the median adjusted multiples to HIA’s financial results produces a per-share valuation range of $.30 to $.50 and an average valuation of $.40.

Figure :  Supplementary Precedent Transactions Summary Valuation

Discounted Cash Flow

A third valuation approach used was a discounted cash flow methodology, where the free cash flows (EBITDA less taxes, capital expenditures and changes in working capital) are projected for the future.  These cash flows are then discounted back at HIA’s estimated weighted average cost of capital (WACC) to determine the net present value of this stream of free cash flow.  An estimated terminal value based on a sale of the Company in 2010 was calculated by taking the average valuation arrived at after applying reasonable revenue,  EBITDA and P/E multiples to HIA’s 2010 projected results, and was then discounted back as well. The discounted free cash flows and the discounted terminal value were then summed to determine the equity value of HIA.

In developing our forecasts for the cash flow model, St. Charles studied past growth and volatility of HIA’s financial results and relied upon HIA’s management for guidance.  This guidance included discussions about future revenue growth, margin levels, capital expenditures, and working capital needs.  Figure 20 on the following page summarizes management’s 5 year projection model for HIA.

Figure :  Five Year Projection Model

($ in 000's)

	Historical Year Ended November 30,			Projected Year Ending November 30,					
	2002	2003	2004	2005	2006	2007	2008	2009	2010
Sales	$31,205.0	$31,088.0	$33,495.0	$36,016.7	$37,817.6	$39,141.2	$40,511.1	$41,929.0	$43,396.5
Cost of Sales	20,840.0	20,717.0	21,857.0	24,131.2	25,337.8	26,224.6	27,142.5	28,092.4	29,075.7
Gross Profit	10,365.0	10,371.0	11,638.0	11,885.5	12,479.8	12,916.6	13,368.7	13,836.6	14,320.9
SG&A Expense	9,142.0	9,132.0	10,262.0	10,444.9	10,967.1	11,350.9	11,748.2	12,159.4	12,585.0
Operating Income	1,223.0	1,239.0	1,376.0	1,440.7	1,512.7	1,565.6	1,620.4	1,677.2	1,735.9
Misc. Expense /(Income)	(40.0)	(38.0)	(37.0)	(37.0)	(37.0)	(37.0)	(37.0)	(37.0)	(37.0)
EBIT	1,263.0	1,277.0	1,413.0	1,477.7	1,549.7	1,602.6	1,657.4	1,714.2	1,772.9
Interest Expense	232.0	172.0	172.0	87.0	74.4	74.5	71.2	68.7	67.8
Interest (Income)	(87.0)	(67.0)	(77.0)	(77.0)	(77.0)	(77.0)	(77.0)	(77.0)	(77.0)
Pretax Income	1,118.0	1,172.0	1,318.0	1,467.7	1,552.3	1,605.2	1,663.2	1,722.5	1,782.1
Income Taxes	422.0	452.0	509.0	566.5	599.2	619.6	642.0	664.9	687.9
Net Income	**$696.0**	**$720.0**	**$809.0**	**$901.2**	**$953.1**	**$985.6**	**$1,021.2**	**$1,057.6**	**$1,094.2**
Diluted Weighted Average Shares (000's)	10,158.000	10,105.661	9,282.641	10,021.975	10,021.975	10,021.975	10,021.975	10,021.975	10,021.975
Earnings Per Share	**$0.07**	**$0.07**	**$0.09**	**$0.09**	**$0.10**	**$0.10**	**$0.10**	**$0.11**	**$0.11**
EBIT	$1,263.0	$1,277.0	$1,413.0	$1,477.7	$1,549.7	$1,602.6	$1,657.4	$1,714.2	$1,772.9
plus: Depreciation	236.0	172.0	149.0	73.8	92.3	111.5	131.4	152.0	173.4
plus: Amortization	15.0	15.0	15.0	15.0	15.0	15.0	15.0	8.0	0.0
EBITDA	1,514.0	1,464.0	1,577.0	1,566.5	1,657.0	1,729.1	1,803.9	1,874.2	1,946.2
Margins									
Gross Margin	33.2%	33.4%	34.7%	33.0%	33.0%	33.0%	33.0%	33.0%	33.0%
SG&A Expense as % of Sales	29.3%	29.4%	30.6%	29.0%	29.0%	29.0%	29.0%	29.0%	29.0%
EBITDA Margin	4.9%	4.7%	4.7%	4.3%	4.4%	4.4%	4.5%	4.5%	4.5%
EBIT Margin	4.0%	4.1%	4.2%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%
Net Income Margin	2.2%	2.3%	2.4%	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Growth Rate Analysis									
Sales Growth Rate		(0.4%)	7.7%	7.5%	5.0%	3.5%	3.5%	3.5%	3.5%
EBIT Growth Rate		(0.6%)	10.6%	4.6%	4.9%	3.4%	3.4%	3.4%	3.4%
EBITDA Growth Rate		(3.3%)	7.7%	(0.7%)	5.8%	4.4%	4.3%	3.9%	3.8%
Operating Income Growth Rate		1.3%	11.1%	4.7%	5.0%	3.5%	3.5%	3.5%	3.5%
Net Income Growth Rate		3.4%	12.4%	11.4%	5.8%	3.4%	3.6%	3.6%	3.5%
EPS Growth Rate		4.0%	22.3%	3.2%	5.8%	3.4%	3.6%	3.6%	3.5%

In the calculation of HIA’s terminal value in 2010, St. Charles applied multiples to the Company’s 2010 projected results based on the multiples derived from HIA’s comparable public company group. The comparable public company multiples were used because they reflect the value associated with a single share ownership interest in a sale of the company in 2010.

The figure below summarizes HIA’s projected cash flow model and the discounted cash flow valuation methodology as it was applied to HIA.  Dividing the combined equity value associated with HIA’s discounted free cash flow and its discounted 2010 terminal value by the number of fully diluted shares outstanding, St. Charles arrived at a per share valuation of $0.37.  Utilizing sensitivity analysis to examine the price per share given different discount rates and terminal value assumptions yields a per share range of $0.30 to $0.45.  The calculation of the WACC (weighted average cost of capital) used to discount HIA’s cash flows is detailed in appendix B.

Figure :  Discounted Cash Flow Summary Valuation

Financial Projections ($ in 000's)

		2005	2006	2007	2008	2009	2010
Total Revenue		**$36,017**	**$37,818**	**$39,141**	**$40,511**	**$41,929**	**$43,397**
Earnings Before Interest and Taxes		**$1,478**	**$1,550**	**$1,603**	**$1,657**	**$1,714**	**$1,773**
Income Taxes		(567)	(599)	(620)	(642)	(665)	(688)
Earnings Before Interest After Taxes		911	951	983	1,015	1,049	1,085
Depreciation & Amortization		74	92	112	131	152	173
(Increase) / Decrease in Working Capital		(209)	(301)	(222)	(229)	(237)	(246)
Capital Expenditures		(108)	(113)	(117)	(122)	(126)	(130)
Free Cash Flow		**$668**	**$628**	**$756**	**$796**	**$838**	**$882**
Plus: Terminal Enterprise Value @ 0.20x 2010 Revenue of	$43,397						$8,679
Terminal Enterprise Value @ 5.3x 2010 EBITDA of	$1,946						$10,276
Terminal Enterprise Value @ 6.3x 2010 Net Income of	$1,094						$12,060
						Average Terminal Value	**$10,338**
Total Cash Flow		**$668**	**$628**	**$756**	**$796**	**$838**	**$11,221**
Discounted Cash Flow		**$598**	**$485**	**$504**	**$459**	**$417**	**$4,818**

Net Present Value Calculation

NPV of Free Cash Flow	$2,842
NPV of Terminal Value	4,439
Enterprise Value	**$7,281**
Less Adjusted Debt (5/31/2005)	($3,864)
Plus Cash (5/31/2005)	$5.0
Equity Value	**$3,422**
Diluted Shares Outstanding [(1)]	9,296,975
Price Per Share	**$0.37**

[(1)] Assumes options remain un-exercised

Assumptions

Terminal Revenue Multiple	.20x
Terminal EBITDA Multiple	5.3x
Terminal P/E Multiple	6.3x
Discount Rate (WACC)	15.8%
HIA Inc. Tax Rate	38.6%

Sensitivity Analysis

		Discount Rate				
		15.0%	**15.5%**	**16.0%**	**16.5%**	**17.0%**
Terminal	**$9,500**	$0.35	$0.34	$0.32	$0.31	$0.30
Value	**$10,500**	$0.40	$0.39	$0.37	$0.35	$0.34
	$11,500	$0.45	$0.43	$0.42	$0.40	$0.38

Liquidation / Book Value Approach

As a fourth valuation approach, St. Charles examined the shareholders’ equity balance (book value) of HIA at May 31, 2005 and used it to derive an approximated liquidation value for the Company.  The book value of HIA represents the carrying value of the Company’s assets less its liabilities, but it does not account for the market value of the Company’s assets, for obsolescence, or for the cost of liquidation.  To adjust for these factors and to arrive at a more likely liquidation valuation of HIA, St. Charles has applied a liquidation discount based on the Company’s May 31, 2005 receivables and inventory balances.  Discounts of 15% and 40% were applied to HIA’s receivables and inventory, respectively, to more accurately reflect the likely value of these assets in the event of liquidation. The actual value of these assets is likely somewhere between their GAAP book value and their discounted liquidation value as calculated by St. Charles.  Figure 22 below illustrates HIA’s shareholders’ equity balance at May 31, 2005, with the addition of the assumed proceeds from the exercise of options outstanding.  After applying the above discounts, the liquidation / book value methodology yields a per-share valuation range of $0.27 to $0.64.

Figure :  Liquidation / Book Value Valuation Methodology

Historical Stock Trading Price

The final technique used by St. Charles to determine the fair value of a single share of HIA’s common stock was an analysis of the trading history of the security.  As previously presented in Figure 5, HIA’s stock has most recently traded at $0.43 (7/18/2005) and at an average price of $0.50 for the 52 week period ended July 18, 2005.  In the 21 months prior to the company’s announcement of a $0.50 tender offer in September 2003, HIA’s stock traded in a range of $0.11 to $0.37.

Conclusion

Figure 23 presents the results in graphical form of the five methodologies that St. Charles used in the valuation of HIA’s common stock.  Each methodology’s final valuation range and corresponding midpoint are shown, with the $0.60 proposed cash-out of fractional shares highlighted in red.  HIA’s stock price at July 18, 2005 is also shown.

Figure :  Summary of Valuation Methodologies

Based on our analysis of comparable public companies, precedent transactions, discounted cash flow analysis of HIA’s projected future cash flows, analysis of HIA’s current book and liquidation value, and the Company’s current and historical stock price, St. Charles Capital believes that a price of $0.60 per share represents a fair value, from a financial point of view, of a single share of HIA, INC. common stock.

Appendix A:  Comparable Public Company Descriptions

Company Name	Ticker	Business Description

ACR Group Inc.	ACRG

ACR Group, Inc. engages in the wholesale distribution of heating, ventilating, air conditioning, and refrigeration (HVACR) equipment, parts, and supplies in the southeastern United States, Texas, Nevada, New Mexico, Colorado, and California.  ACRS sells primarily to licensed contractors serving the residential and light commercial markets

DXP Enterprises Inc.	DXPE

DXP Enterprises, Inc. engages in the distribution of Maintenance, Repair, and Operating (MRO) and Electrical Contractor products to industrial customers. The company provides a range of MRO products in the fluid handling equipment, bearing, power transmission equipment, general mill, safety supply, and electrical products categories. It also provides integrated services, such as system design, fabrication, installation, repair, and maintenance for customers. The company’s MRO products are distributed through 34 sales offices and 2 distribution centers located in the United States.

Goodfellow Inc.	GDL

Goodfellow, Inc. engages in the re-manufacturing and distribution of lumber and wood products. It offers engineered, flooring and specialty, specialty panel, commodity panel, pine, treated wood, dimension lumber, hardwood, fir and cedar, and building products.

Huttig Building Products Inc.	HBP

Huttig Building Products, Inc. and subsidiaries distribute building materials used primarily in new residential construction, home improvement, remodeling, and repair work in the United States. The company distributes its products through 44 distribution centers, serving 47 states. It sells its products primarily to building materials dealers; national buying groups; home centers; and industrial users, including makers of manufactured homes

LESCO Inc.	LSCO

LESCO, Inc. (LI) distributes products for the professional turf care segment of the green industry. It sells an array of consumable turf care products, including fertilizer and combination products, control products, equipment, parts and service, turfgrass seed, and pest control products. Its customers include lawn care and landscape firms, golf courses, sod farms, airports, cemeteries, professional sports organizations, universities, schools, commercial properties, and various other organizations that use in-house employees to maintain lawns and gardens.

PW Eagle Inc.	PWEI

PW Eagle, Inc. engages in the manufacture and distribution of polyvinyl chloride (PVC) pipe and fittings, and polyethylene (PE) pipe and tubing products. Its pressure and non-pressure PVC and PE products consist of pipe used for applications in the building, municipal water distribution, municipal sewage collection, turf and agriculture irrigation.

Waxman Industries Inc.	WXMN

Waxman Industries, Inc., through its wholly owned subsidiary, Waxman Consumer Products Group, Inc. (Consumer Products), supplies specialty plumbing, floor and surface protection, and other hardware products to the repair and remodeling market in the United States. The company conducts its business primarily through its wholly owned subsidiaries, WAMI Sales, Inc. and TWI, International, Inc.

Western Power & Equipment Corp.	WPEC

Western Power & Equipment Corp. operates as an independent dealer of construction equipment in the United States. It engages in the sale, rental, and servicing of light, medium, and heavy construction, industrial, and agricultural equipment; and related parts manufactured by Case Corporation and other manufacturers. Its customers include contractors, governmental agencies, and other customers, engaged in the construction of residential and commercial buildings, roads, levees, dams, underground power projects, forestry projects, municipal construction, and other projects.

Appendix B:  WACC Calculation